Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               September 26, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 951
        Guggenheim International Dividend Strategy Portfolio, Series 17
                   Blueprints Triple Play Portfolio, Series 2
                              File No. 333-183547
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during the telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 951, filed on August 24, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim International Dividend Strategy Portfolio, Series 17 and Blueprints Triple Play Portfolio, Series 2 (individually, a "Trust" and collectively, the "Trusts"). This letter serves to respond to your comments.

Blueprints Triple Play Portfolio, Series 2
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Security Selection - Guggenheim International Dividend Strategy
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     1. Portfolio Diversification & Concentration Rules - This section uses the phrase "the trust's portfolio" when referencing the thirty securities selected by this strategy. This may be understood to reference the whole portfolio and not the securities in this strategy. Please revise.

     Response: The disclosure has been revised to substitute "trust portfolio" with "strategy" throughout this section and the other strategies.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren